Exhibit 99.1

Americas Gold and Silver Announces Fatality at Galena Complex in Idaho

TORONTO--(BUSINESS WIRE)--April 12, 2023--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company) is deeply saddened to advise that an incident occurred at the Galena Complex which resulted in the tragic fatality of an employee.

The incident occurred on Tuesday, April 11, 2023, when an underground miner was struck by falling ground. Operations have been suspended and an investigation is underway. The Company is working closely with the Mine Safety and Health Administration (MSHA) and local authorities who are onsite.

“We are shocked and saddened by this tragic loss. Our thoughts and prayers are with the family, friends and co-workers of our employee,” stated Americas President and CEO Darren Blasutti. “Our primary focus is supporting those affected and working to fully understand the circumstances that led to this event and to prevent it from happening again in the future.”

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information.

With respect to the business of Americas Gold and Silver, these risks and uncertainties include: risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance that Americas Gold and Silver will achieve its expectations, or concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

Contacts

For more information:
Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503